FORM 18-K/A
AMENDMENT NO. 5
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED *
(As of the close of the fiscal year)

Time of issue N/A	Amounts as to which registration is effective N/A	Name of exchanges on which registered N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

WAYNE FOSTER Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	GLENN CAMPBELL Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.
          This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.
          This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2009 is being filed to include Exhibit C-8. Exhibit C-8 is a publication of Canada and is included herein on the authority of such publication as a public official document.
This amendment to Canada’s annual report comprises:
     (a) Pages numbered 1 to 4 consecutively.
     (b) The following exhibits:

Exhibit C-8:	Copy of Annual Financial Report of the Government of Canada — Fiscal Year 2009-2010 (released October 12, 2010).

Exhibit C-9:	Consent of Sheila Fraser, FCA, Auditor General of Canada

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 5 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 5th day of November, 2010.

CANADA
By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing
Chief Reserves and Risk Management Section Financial Markets Division Department of Finance, Canada

EXHIBIT INDEX

Exhibit No.

C-8:	Copy of Annual Financial Report of the Government of Canada — Fiscal Year 2009-2010 (released October 12, 2010).

C-9:	Consent of Sheila Fraser, FCA, Auditor General of Canada.

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